AerCap Holdings N.V.
AerCap House
Stationsplein 965
1117 CE Schiphol Airport
The Netherlands

December 4, 2015

VIA EDGAR AND HAND DELIVERY

Mr. Terence O’Brien
Accounting Branch Chief
United States Securities and Exchange Commission
 Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
 Washington, D.C. 20549

Re:            AerCap Holdings N.V.
Form 20-F for the Year Ended December 31, 2014
Filed March 30, 2015
Form 6-K
Filed August 18, 2015
File No. 1-33159

Dear Mr. O’Brien:

On behalf of AerCap Holdings N.V. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s Form 20-F filed with the Commission on March 30, 2015 (the “Form 20-F”) and the Company’s Form 6-K filed with the Commission on August 18, 2015 (the “Form 6-K”) contained in your letter dated November 6, 2015 (the “Comment Letter”), we submit this letter on behalf of the Company containing the Company’s responses to the Comment Letter.

For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the Company’s responses.

1.            Pursuant to ASC 810-10-45-25, please separately present assets of consolidated variable interest entities that can only be used to settle obligations of these entities and liabilities of consolidated variable interest entities for which creditors (or beneficial interest holders) do not have recourse to your general credit.

Response:
The Company respectfully acknowledges the Staff’s comment and will include the following supplemental disclosure on the face of the Consolidated Balance Sheets in future filings to separately present assets of consolidated variable interest entities that can only be used to settle obligations of these entities and liabilities of consolidated variable interest entities for which creditors (or beneficial interest holders) do not have recourse to our general credit:

Supplemental balance sheet information - amounts related to consolidated Variable Interest Entities:

	As of December 31,
	2015		2014
	(U.S. dollars in thousands)

Restricted cash	$	[ ]	$160,815
Flight equipment held for operating leases, net		[ ]	2,693,340
Assets other than Restricted cash and Flight equipment held for operating leases, net		[ ]	55,132

Accrued maintenance liability		[ ]	195,679
Debt		[ ]	1,700,007
Liabilities other than Accrued maintenance liability and Debt		[ ]	101,143

2.            Please provide all of the disclosures required by ASC 810-10-50. These should include the disclosures specified by ASC 810-10-50-4 regarding your exposure to loss related to variable interest entities for which you are not the primary beneficiary.

Response:
The Company respectfully advises the Staff that we have considered the disclosures required by ASC 810-10-50, in particular the requirements specified by ASC 810-10-50-4:

(a)	The carrying amounts and classification of the assets and liabilities in the reporting entity’s statement of financial position that relate to the reporting entity’s variable interest in the VIE

We have disclosed the carrying amounts and classification of assets and liabilities related to VIEs for which we are not the primary beneficiary in the notes to our financial statements contained in our annual report on Form 20-F for the year ended December 31, 2014. Additional textual and tabular disclosures will be included in future filings.

-	The carrying amount and classification of our investments in non-consolidated VIEs has been disclosed in Note 11, Investments, on page F-33.
-	The classification of a VIE related notes receivable has been disclosed on page F-15 under Note 3, Notes Receivable. The carrying amount of $79.3 million is part of Notes receivable as disclosed in Note 10, Other Assets, on page F-32.
-	The carrying amount and classification of a debt instrument of $53.1 million was part of Other Unsecured Debt as disclosed in Note 15, Debt, on page F-36.

In future filings we will disclose the carrying amount and classification of assets and liabilities related to all VIEs for which we are not the primary beneficiary in Note 26, Variable Interest Entities. In addition, we will add the summary table as described below under item (b).

(b)	The reporting entity’s maximum exposure to loss as a result of its involvement with the VIE, including how the maximum exposure is determined and the significant sources of the reporting entity’s exposure to the VIE. If the reporting entity’s maximum exposure to loss as a result of its involvement with the VIE cannot be quantified, that fact shall be disclosed.

As of December 31, 2014, our maximum exposure to losses in VIEs for which we are not the primary beneficiary was $462.1 million, representing approximately 1% of our total assets. We will include the following table, relating to VIEs for which we are not the primary beneficiary, in Note 26, Variable Interest Entities, in future filings:

	December 31, 2015		December 31, 2014
	$ in millions		$ in millions
Carrying value of investments	$	[ ]	$115.5
Carrying value of notes receivable		[ ]	79.3
Debt guarantee		[ ]	267.3
Maximum exposure to loss	$	[ ]	$462.1

The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the primary beneficiary, had no value and outstanding debt guarantees were called upon in full.

(c)	A tabular comparison of the carrying amounts of the assets and liabilities, as required by (a) above, and the reporting entity’s maximum exposure to loss, as required by (b) above.

We will include the tabular disclosure shown in item (b) above.

(d)	Information about any liquidity arrangements, guarantees, and/or other commitments by third parties that may affect the fair value or risk of the reporting entity’s variable interest in the VIE is encouraged.

The notional amount of our debt guarantees of $267.3 million has been disclosed in Note 26, Variable interest entities, of our annual report on Form 20-F for the year ended December 31, 2014.

(e)	If applicable, significant factors considered and judgments made in determining that the power to direct the activities of a VIE that most significantly impact the VIEs economic performance is shared in accordance with the guidance in paragraph 810-10-25-38D.

                The significant factors considered and judgments made have been discussed as part of Note 26, Variable Interest Entities, and Note 1, General, concerning significant transactions, of our annual report on Form 20-F for the year ended December 31, 2014.

3.            Commencing in the second quarter of 2015 for maintenance reserved contracts, the release of the maintenance rights intangible asset and accrued maintenance liability at lease termination are presented on a net basis on your income statement whereas they were previously presented on a gross basis. Please help us better understand how you determined that these amounts should now be reflected on a net basis. Please also tell us the amounts of leasing revenues and leasing expenses recorded in 2014 related to the release of the maintenance rights intangible asset and accrued maintenance liability at lease termination for maintenance reserved contracts.

Response:
The Company respectfully advises the Staff that, upon the acquisition of ILFC, we recognized maintenance liabilities and corresponding maintenance rights intangible assets related to expected maintenance events under lease contracts that contained maintenance reserve arrangements. In the event of a lease termination prior to the occurrence of the maintenance event, the related balance sheet amounts are released to earnings. As part of our ongoing assessment of the post-acquisition disclosure policies, we determined in the second quarter of 2015 to present the release of a maintenance liability and its related maintenance rights intangible asset on a net basis. This determination was based on the consideration that the settlement and release of the maintenance rights intangible asset and maintenance liability related to the non-occurrence of the same maintenance event.

This net presentation is also consistent with the treatment of our end of lease (“EOL”) contracts. Under EOL contracts, when we receive cash at the end of the lease as compensation for the difference between the physical maintenance condition and the contractual condition requirement, the maintenance rights intangible asset is derecognized against the cash receipts. We view the retention of a lessee’s previous maintenance reserve payments similarly to the one-time EOL cash receipt.

The amounts of leasing revenues and leasing expenses recorded in 2014 related to the release of accrued maintenance liabilities and maintenance rights intangible assets at lease terminations were $62.6 million and $48.7 million, respectively, on a gross basis.

4.            During the six months ended June 30, 2015, we note that the net gain (loss) on sale of assets of $88.3 million represented approximately 12% of your income before income taxes and income of investments accounted for under the equity method. In addition, the amount of the gain increased from $37.5 million for the year ended December 31, 2014 and $41.9 million for the year ended December 31, 2013. In this regard, please expand your disclosures to provide additional insight as to the factors that led to the recording of increased gains on the sale of assets during the current period. If the aircraft sold during the current period were attained through the ILFC acquisition, please also address the significant factors and circumstances which changed since determining the fair value of these aircraft using the acquisition method of accounting in May 2014.

Response:
The Company respectfully advises the Staff that AerCap regularly sells aircraft in order to optimize its aircraft portfolio and to benefit from favorable market opportunities. During the first half of 2015, we sold 30 aircraft and generated $88.3 million of gains, representing 12% of pre-tax income. During 2014, we sold 21 aircraft as well as the shares in an entity that owned 37 aircraft. In 2013, we sold 14 aircraft. The gains from sale represented approximately 4% and 13% of pre-tax income in 2014 and 2013, respectively.

The majority of aircraft sold during 2015 were acquired pursuant to the ILFC Transaction, which were fair valued using the acquisition method of accounting in May 2014 at the time of the transaction. Subsequent to the ILFC Transaction, we observed a strong aviation market and higher market values of aircraft, as a result of:

-	the significant decline in oil price. Between May 14, 2014 and June 30, 2015, the oil price declined by approximately 42%, which had a positive impact on the demand for and the fair value of older and less fuel efficient aircraft in particular;
-	an improvement in the air cargo market that commenced during the second half of 2014 and had a positive impact on the demand for and fair value of certain passenger aircraft types that are cargo conversion candidates;
-	an increase in the supply of equity and debt capital and new market entrants with lower return requirements, driven by the sustained low interest rate environment, which had a positive impact on the demand for and fair value of in-production newer aircraft in particular; and
-	increased air travel passenger traffic over the same period amid the general improvement of the global economy.

The higher volume of aircraft sold and the gain on sale during the six months ended June 30, 2015 were a result of the improvements in the aviation market and aircraft values, driven by the above factors, and were equally attributable to older and less fuel efficient aircraft and cargo conversion aircraft, and newer in-production aircraft.

We intend to expand the disclosures in our 2015 annual report on Form 20-F, particularly in our management’s discussion and analysis of results of operations, based on the factors set forth above.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Craig F. Arcella at (212) 474-1024 or by email at carcella@cravath.com. In addition, please feel free to contact me at +31 20 559 600 or by email at khelming@aercap.com.

The undersigned hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings on Form 20-F and Form 6-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F or the Form 6-K; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Keith Helming
Name: Keith Helming Title: Chief Financial Officer